THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                 TO RULE 902(g) OF REGULATION S-T



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                 East/West Communications, Inc.
                        (Name of Issuer)


        Class A Common Stock Par Value $.0001 Per Share
                (Title of Class and Securities)


                            275799104
              (CUSIP Number of Class of Securities)



              James E. McKee, Gabelli Funds, Inc.,
     One Corporate Center, Rye, NY 10580-1435 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       December 11, 1998
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________________________________________________________

CUSIP No. 275799104                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     OO
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     758 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     758 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.04%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 275799104                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gabelli Foundation, Inc.          I.D. No. 94-2975159
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      NV
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.11%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      00-PRIVATE FOUNDATION
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 275799104                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     438,426   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     331,262   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     438,426   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     24.78%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock, $.0001 par value per share ("Securities") of East/West Communications, Inc. (the "Issuer"), a Delaware corporation, with principal offices located at 350 Stuyvesant Avenue, Rye, New York, New York 10580.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Gabelli Funds, Inc. ("GFI"), and Gabelli Foundation, Inc. ("Foundation").
          GFI is the ultimate parent company for a variety of companies engaged in the securities business. In addition, GFI is an investment adviser registered under the Investment Advisers Act of 1940 and provides discretionary advisory services to a
family of registered investment companies.   GFI is a New York
corporation having its principal business office at One Corporate Center, Rye, New York 10580-1434
        The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
          Mario Gabelli is a director of the Issuer and the majority stockholder, Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of GFI.
He is a citizen of the United States.
          The Reporting Persons do not admit that they constitute a group.
          During the last five years, none of the Reported Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemenors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
Item 3.   Source and Amount of Funds or Other Consideration
          On December 4, 1997, Lynch Corporation ("Lynch") distributed to its shareholders in a spin-off (the "Spin-Off") all of the Securities owned by it. As a result of the Spin-Off, Mario Gabelli and the Foundation received 84,034 shares and 2,000 shares, respectively, of the Securities reported as beneficially owned by them in Item 5 below. Immediateley prior to the Spin-Off, GFI received 355,150 shares from Lynch in satisfaction of an interest held by GFI. These transactions are described in more detail in the Issuer's Prospectus dated December 4, 1997, which is incorporated herein by reference. On December 11, 1998, GFI distributed to its shareholders 354,392 shares, including 247,228 shares to Mario Gabelli, with all of these shares subject to a voting agreement appointing Mario Gabelli a proxy with voting power over these shares until June 26, 2001 (the "Voting Agreement").
Item 4.   Purpose of Transaction
          As a member of the board of directors of the Issuer, Mario Gabelli is involved in the business of the Issuer. Accordingly, in the normal course of his duties as a director, Mario Gabelli may consider, analyze, propose or vote on corporate transactions involving the Issuer, sales or transfers of assets of the Issuer, changes in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer, changes in the Issuer's business or corporate structure and similar actions affecting the Issuer. On October 22, 1998, Mario Gabelli made a loan in the amount of $150,000 to the Issuer which is to be repaid by October 22, 1999 or upon the completion of a rights offering by the Issuer.

Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 441,184 shares, repre-senting 24.89% of the 1,772,198 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarter ended September 30, 1998. The Reporting Persons beneficially own those Securities as follows:
                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

GFI                                758                0.04%

Foundation                       2,000                0.11%

Mario Gabelli                  438,426               24.74%


          Mario Gabelli is deemed to have beneficial ownership of

the Securities owned beneficially by GFI and the Foundation.

         (b) Each of the Reporting Persons and Covered Persons

has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners as the case may be, except that  (i) the shares held by GFI are subject to the Voting

Agreement, (ii) Mario Gabelli has the power to vote pursuant to the Voting Agreement but does not have dispositive power with respect to 107,164 shares reported by him, and (iii) the power of

Mario Gabelli and GFI is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

         (c)  See Item 3 above.

         (d)  With repsect to 70,000 of the shares reported as

beneficially owned by Mario Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.  Mario

Gabelli is the general partner of this family partnership and has approximately a 20% interest therein. With respect to 107,164 of the shares reported as beneficially owned by Mario Gabelli,

shareholders of GFI other than Mario Gabelli have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

        (e)  Not applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          On June 26, 1998, Mario Gabelli and GFI entered into a Voting Agreement appointing Mario Gabelli proxy with complete voting control over the 355,150 shares then held by GFI. This proxy is irrevocable and expires on June 26, 2001. The shares which GFI distributed and any subsequent transfers or sales of these shares are subject to the Voting Agreement.
Item 7.   Material to be Filed as an Exhibit
          The following Exhibits A and B are attached hereto. The following Exhibit BB is incorporated by reference to Exhibit BB in Amendment No. 6 to Schedule 13D of various Gabelli entities dated November 3, 1992 relating to the Common Stock of Hector Communica-tions. The following Exhibit CC is incorporated by reference to Exhibit CC in Amendment No. 10 to Schedule 13D of various Gabelli entities dated November 9, 1992 relating to the Common Stock of The Liberty Corporation. The following Exhibit LL is incorporated by reference to Exhibit LL in the initial Schedule 13D of various Gabelli entities dated June 27, 1995 relating to the Common Stock of Pulitzer Publishing.
          Exhibit A:     Joint Filing Agreement
          Exhibit B:     Voting Agreement
          Exhibit BB:    Memorandum of understanding between
                         Gabelli Funds, Inc., Mario J. Gabelli
                         and the Federal Communications Commission
                         (dated November 3, 1992).




          Exhibit CC:    Joint motion for approval of memorandum
                         of understanding filed with FCC by
                          Gabelli Funds, Inc., Mario J. Gabelli
                          and the Federal Communications Commis-
                         sion (dated November 9, 1992).



          Exhibit LL:    Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Joseph H. Epel.

                         Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Robert E. Dolan.

                         Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Mario J. Gabelli.







































Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  December 16, 1998

                                 GABELLI FUNDS, INC.


                                 By:_________________________
                                    James E. McKee
                                    General Counsel



                                 GABELLI FOUNDATION, INC.


                                 By:___________________________
                                    Mario J. Gabelli, President
                                    by: James E. McKee
                                        Attorney-in-Fact


                                 MARIO J. GABELLI



                                 By:_____________________________
                                    James E. McKee
                                    Attorney-in-Fact

Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Funds, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman ECRM; Director of
                                   Oak Technology, Inc.; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The Morgan
                                   Group, Inc.; Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            Professor
                                   Payson Center for International
                                   Development Technology Transfer
                                   Tulane University
                                   300 Herbert Lane
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Managing Director

     Matthew R. Gabelli            Vice President-Trading
                                   Gabelli & Company
                                   One Corporate Center
                                   Rye, New York 10580
Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer


     Stephen G. Bondi              Executive Vice President-Finance
                                   and Adminstration

     Robert S. Zuccaro             Chief Financial Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary
_____________________

     *    Mr. Gabelli is the Chief Executive Officer and Chief
Investment Officer of Gabelli Funds, Inc. and of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief Executive Officer of Lynch Corporation; Director of East/West Communications, Inc.


Exhibit A

JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments there-to) with respect to the Class A Common Stock, par value $.0001 per share, of East/West Communications, Inc. that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of December, 1998.


                                  MARIO J. GABELLI


                                  By:____________________________
                                     James E. McKee
                                     Attorney-in-Fact


                                   GABELLI FUNDS, INC.


                                   By:_________________________
                                      James E. McKee
                                      General Counsel



                                   GABELLI FOUNDATION, INC.


                                   By:__________________________
                                      Mario J. Gabelli, President
                                      by: James E. McKee
                                          Attorney-in-Fact


                              Exhibit B

                          GABELLI FUNDS, INC.

                        STOCKHOLDERS AGREEMENT


          THIS STOCKHOLDERS AGREEMENT (this "Agreement") is made and entered into as of the 26th day of June, 1998 (the "Effective Date"), by and among Gabelli Funds, Inc., a New York corporation ("GFI") and Mario
J. Gabelli (the "Proxy Holder").


                          B A C K G R O U N D


          A. GFI is the owner of 355,150 shares of Class A Common Stock, par value $.0001 per share (the "Common Stock") of East/West Communications, Inc. (the "Company") representing 20% of the shares of Common Stock outstanding on the date hereof.

          B. GFI intends to transfer all of its interest in the Common Stock subject to the provisions herein to each of GFI's stockholders as set forth on Schedule I to this Agreement in the form of a pro rata distribution (the "Distribution"), such that, upon consummation of the Distribution, the stockholders of GFI listed on Schedule I hereto (collectively, with the transferees permitted under the Agreement and any persons who become subject to this Agreement in accordance with the terms hereof and GFI (the "Stockholders")) will own the Common Stock.

          C. The parties hereto deem it to be in their best interests to set forth certain provisions governing the voting of the Common Stock and various other matters.


                           A G R E E M E N T

          In consideration of the agreements and mutual covenants set forth herein, the parties agree as follows:

     1. Appointment of Proxy Holder. GFI hereby grants to the Proxy Holder, simultaneously with the execution of this Agreement, its proxy, with full power of substitution, and grants the Proxy Holder complete control over all rights to vote or consent (including rights to be present or absent for quorum purposes) with respect to any and all shares of the stock of the Company which GFI now owns or any other Stockholder may own or hold in connection with the Distribution and hereby affirms that this proxy is coupled with an interest and is irrevocable during the term of this Agreement.

     2. Legends. Each stock certificate issued after the date hereof evidencing shares of the Company's Common Stock subject to the provisions of this Agreement (including any shares issued upon a transfer, stock split, stock dividend, recapitalization, merger or other similar event) shall at all times during the term of this Agreement bear the following legends:



          THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A VOTING AGREEMENT DATED AS OF JUNE 26, 1998. BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING THE INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY.

          THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE STATE SECURITIES LAWS, SUPPORTED BY AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

     3.   Irrevocable Proxy.

          (a) The irrevocable proxy created hereby shall expire three years from the date of this Agreement, and throughout such period the Proxy Holder shall have the exclusive right to vote the Shares or to give written consents in lieu of voting thereon, subject to any limitation on the right to vote contained in the certificate of incorporation of the Company, or other certificate filed pursuant to law, in person or by proxy, at all meetings of the stockholders of the Company, and in all proceedings wherein the vote or written consent of stockholders may be required or authorized by law, subject to such instructions as are contained in this Agreement.

          (b) This Agreement shall terminate prior to the date specified in Paragraph 3(a) above upon receipt of written notice of termination signed by the Stockholders and the Proxy Holder. The Proxy Holder may also, in his sole and absolute discretion, terminate the applicability of this Agreement as to any Stockholder at any time.

     4. Liability. The Proxy Holder shall use his best judgment in voting upon the stock held by him and shall not be liable for the consequence of any vote cast, or consent given by him, in good faith, and in the absence of gross negligence or willful misconduct.

     5. Transfer of Certificates. As long as this Agreement shall remain in force, subject to the provisions contained of this Agreement, no shares of Common Stock issued in connection with the Distribution to the Stockholders may be sold, assigned, transferred, given away or in any way disposed of (any of the foregoing being hereinafter referred to as a "Transfer") unless:

          (i) the individual, firm, corporation, partnership, trust or other entity ("Person") in whose favor such Transfer is made delivers to GFI a written acknowledgment that the shares of Common Stock to be Transferred are subject to this Agreement, and that such Person and such Person's successors-in-interest are bound hereby and thereby in accordance with the attached Addendum; and


          (ii) such Transfer shall be made (a) pursuant to an effective registration under the Securities Act of 1933, as amended and as hereafter amended from time to time or an exemption from the registration requirements thereof and (b) in accordance with applicable state law and the terms of this Agreement.

Any attempted Transfer other than in accordance with this Agreement shall be void, and the Company shall refuse to recognize any such Transfer.

     6. Termination Procedure. Upon the termination of this Agreement at any time, as herein provided, the Proxy Holder at such time as he may choose during the period commencing 20 days before and ending 20 days after such termination, shall mail written notice of such termination to the Stockholders at the addresses supplied to the Proxy Holder in the Addendum attached hereto. After the date specified in any such notice (which date shall be fixed by the Proxy Holder), this Agreement shall cease to have any effect, provided that Paragraph 4 hereof shall survive the termination of this Agreement.

     7. Dividends. Notwithstanding anything to the contrary contained herein, at all times the Stockholders shall be entitled to receive payments equal to the cash dividends, if any, upon a like number and class of shares of capital stock of the Company. If any dividend in respect of the stock is paid, in whole or in part, in stock of the Company having general voting powers, the Proxy Holder shall likewise have voting power, subject to the terms of this Agreement, for stock which is received on account of such dividend.

     8. Dissolution of Company. In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, the Stockholders shall receive the moneys, securities, rights, or property to which the holders of the capital stock of the Company are entitled.

     9.   Rights of Proxy Holder.

          (a) The Proxy Holder shall have the right, subject to the provisions set forth in this Agreement, to exercise, in person or by his nominees or proxies, all stockholders' voting rights and powers in respect of all Common Stock hereunder, and to take part in or consent to any corporate or stockholders' action of any kind whatsoever. The right to vote shall include the right to vote for the election of directors (including the election of the Proxy Holder as a director), and in favor of or against any resolution or proposed action of any character whatsoever, which may be presented at any meeting or require the consent of stockholders of the Company. Without limiting such general right, it is understood that such action or proceeding may include, upon terms satisfactory to the Proxy Holder, or to his nominees or proxies thereto appointed by him, the mortgaging of, creating a security interest in and/or pledging of all or any part of the property of the Company, the lease or sale of all or any part of the property of the Company, the commencement of voluntary bankruptcy or similar insolvency proceedings by the Company; the commencement of any business by the Company other than as stated in its certificate of incorporation in effect on the date hereof; the amendment of the certificate of incorporation of the Company; and the dissolution of the Company, or the consolidation, merger, reorganization, or recapitalization of the Company.

          (b) In voting the stock held by him hereunder either in person or by his nominees or proxies, the Proxy Holder shall exercise his best judgment, subject to Paragraph 4 of this Agreement, to select suitable directors of the Company, and, insofar as he may be a stockholder of the Company, otherwise shall take such part or action in respect to the management of its affairs as he may deem necessary to the end that the Proxy Holder may be advised on the affairs of the Company and the management thereof; and in voting upon any matters that may come before him at any stockholders' meeting, the Proxy Holder shall exercise like judgment, but he shall not be personally responsible with respect to any action taken pursuant to his vote so cast in any matter or act committed or omitted to be done under this Agreement, provided such commission or omission does not amount to willful misconduct or gross negligence on his part, and provided also that the Proxy Holder at all time exercises good faith in such matters.

     10.  Proxy Holder; Resignation and Succession.

          (a) The Proxy Holder (and any Successor Proxy Holder) may at any time resign by mailing to the Stockholders a written resignation, to take effect upon the acceptance of the duties hereunder by a Successor Proxy Holder, which Successor Proxy Holder shall be an individual or corporation appointed by the Board of Directors of GFI.

          (b) The rights, powers, and privileges of the Proxy Holder named hereunder shall be possessed by the Successor Proxy Holders, with the same effect as though such successors had originally been parties to this Agreement.

          (c) It is agreed between and among the parties hereto that in the event of a death or incapacity of Mario J. Gabelli, named Proxy Holder, that the Board of Directors of GFI shall appoint an individual or corporation to serve as Successor Proxy Holder. All references to "Proxy Holder" throughout this Agreement shall be deemed to include and mean any Successor Proxy Holder. Before any party may serve as a Successor Proxy Holder, he or she shall execute this Agreement reflecting their willingness and obligation to be bound hereby.

     11. Proxy Holder May Act in Other Capacities. Nothing herein contained shall disqualify the Proxy Holder or Successor Proxy Holders, or incapacitate him or them from serving the Company or any of its subsidiaries as officer or director, or in any other capacity, and in any such capacity receiving compensation or from engaging in any other transaction with the Company duly authorized by the Board of Directors of the Company.

     12.  Notice.

          (a) Unless otherwise in this Agreement specifically provided, any notice to or communication with a Stockholder hereunder shall be deemed to be sufficiently given or made if enclosed in postpaid envelopes by registered mail addressed to the holder at his address as supplied to the Proxy Holder on the Addendum attached hereto. Every notice so given shall be effective, whether or not received, and the date of mailing shall be the date such notice is deemed given for all purposes.

          (b) Any notice to GFI hereunder shall be sufficient if enclosed in a postpaid envelope and sent by registered mail to the Company addressed as follows: Gabelli Funds, Inc., One Corporate Center, Rye, New York 10580-1434, Attention: General Counsel, or to such other address as GFI may designate by notice in writing to the Proxy Holder.

          (c) Any notice to the Proxy Holder hereunder shall be sufficient if enclosed in a postpaid envelope and sent by registered mail to the Proxy Holder, addressed to him at Gabelli Funds, Inc., One Corporate Center, Rye, New York 10580-1434 or at such addresses as may from time to time be furnished in writing by the Proxy Holder.

     13. Severability. Any provision of this Agreement prohibited or unenforceable under any applicable law of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by law, to the end that this Agreement shall be enforceable as written.

     14. Equitable Relief. The parties hereby expressly agree that in the event that any party hereto fails to perform any of his or its obligations hereunder, the extent of damages to the other parties hereto would be difficult or impossible to ascertain, and there would be available to such other parties no adequate remedy at law.
Consequently, such other parties, or any of them, may enforce said obligation by injunction or other equitable relief, in addition to any other legal relief available.

     15. Successors. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, representatives, successors and assigns.

     16. Modification and Amendment. This Agreement may not be modified or amended except by a writing signed by each of the parties hereto and as to any Stockholder, by that Stockholder.

     17. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

     18. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, and such counterparts shall together constitute but one and the same instrument. A copy of this Agreement shall be kept at the office of GFI and shall be available for inspection by any Stockholder.

     19. Pronouns. Whenever the context may require, any pronouns used herein shall be deemed also to include the corresponding neuter, masculine or feminine forms.

     20. Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

     21. Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

     22. Entire Agreement. This Agreement represents the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, among the parties with respect to the subject matter hereof.


     IN WITNESS WHEREOF, GFI and the Proxy Holder have signed this
Agreement.

                                        /s/
                                   ______________________________
                                   MARIO J. GABELLI, as Proxy
                                   Holder



                                   GABELLI FUNDS, INC.

                                        /s/
                                   _____________________________
                                   By:
                                   Title: